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                                                                   Exhibit 12(a)

                               OLIN CORPORATION
               Computation of Ratio of Earnings to Fixed Charges

                                  (Unaudited)

(In millions)

                                                                             Years Ended December 31,
                                                    -------------------------------------------------------------------
                                                      1994           1993            1992          1991          1990
                                                    --------       --------        --------      --------      --------
 Earnings:
 Income (loss) before taxes                          $141           $(150)           $88          $(25)         $116
 Add (deduct):
    Income taxes of 50% owned affiliates                4               3              1             3            (4)

    Equity in (earnings) loss of less than
           50% owned affiliates                         2               4              5             -            (5)

    Dividends received from less than
           50% owned affiliates                         -               -              -             -             1


    Interest capitalized, net of amortization           1              (1)            (4)           (1)           (2)

    Fixed charges as described below                   56              56             58            63            72

                                                   --------        --------       --------       -------      --------
          Total                                      $204            $(88)          $148           $40          $178
                                                   ========        ========       ========       =======      ========

 Fixed charges:
    Interest expense                                   38              41             45            50            57

    Estimated interest factor in rent expense          18              15             13            13            15

                                                    -------        --------        -------       -------       -------
           Total                                      $56             $56            $58           $63           $72
                                                    =======        ========        =======       =======       =======


 Ratio of earnings to fixed charges (a)               3.6              -             2.6           0.6           2.5
                                                    =======        ========        =======       =======       =======

_______________________________________________________________________________
 (a) In the twelve months ended December 31, 1993 and December 31, 1991, earnings were inadequate to cover fixed charges by $144 million and $23 million, respectively. In 1993, the Company recorded an after-tax charge of $132 million for personnel reductions, business restructurings involving consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. In 1991, the Company recorded an after-tax charge of $80 million to cover losses on the disposition and write-down of certain businesses and costs of personnel reductions.